                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                     Commission File Number: 333-61457-06

          ATLANTIC CROSSING HOLDINGS LTD.
          (formerly Global Telesystems Holdings Ltd.)
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          (Exact name of registrant as specified in its charter)

          Wessex House
          Hamilton HM12 Bermuda
          (441) 296-8600
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

    Guarantee of Global Crossing Holdings Ltd. 9 5/8% Senior Notes due 2008
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           (Title of each class of securities covered by this Form)

                                      N/A
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  (Titles of all other classes of securities for which a duty to file reports under section 13 (a) or 15 (d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4 (a) (1) (i)     / /  Rule 12h-3 (b) (1) (i)   /X/
    Rule 12g-4 (a) (1) (ii)    / /  Rule 12h-3 (b) (1) (ii)  / /
    Rule 12g-4 (a) (2) (i)     / /  Rule 12h-3 (b) (2) (i)   / /
    Rule 12g-4 (a) (2) (ii)    / /  Rule 12h-3 (b) (2) (ii)  / /
                                    Rule 15d-6               / /

Approximate number of holders of record as of the certification of notice
date:           0
     ----------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, Atlantic Crossing Holdings Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                        ATLANTIC CROSSING HOLDINGS LTD.


Date: March 30, 2000                    By: /s/ Jackie Armstrong
     -------------------------              ---------------------------
                                            Name:  Jackie Armstrong
                                            Title: Senior Vice President
                                                   and Director